mc

[redacted]

10029826

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/13/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMILTON CLARK ~~& CO~~ Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 Pennsylvania Avenue NW
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN MCKENNA (202) 461-2252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER & TIDWELL, LLP
(Name – *if individual, state last, first, middle name*)

24 GREENWAY PLAZA, SUITE 1800	HOUSTON	TX	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/11

OATH OR AFFIRMATION

I, JOHN MCKENNA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON CLARK & CO., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

District of Columbia: SS
Subscribed and Sworn to before me this 18 day of February, 2010
Notary Public, D.C.
My commission expires 01/01/2014

...tha E. Garcia
...District of Columbia
...Expires 01/01/2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON CLARK SECURITIES COMPANY

FINANCIAL REPORT

DECEMBER 31, 2009 AND 2008

CONTENTS

weaver

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholder of Hamilton Clark Securities Company

We have audited the accompanying statements of financial condition of Hamilton Clark Securities Company (a Delaware corporation) (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Clark Securities Company at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 17, 2010

HAMILTON CLARK SECURITIES COMPANY
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS	2009	2008
Cash and cash equivalents	$ 67,998	$ 31,853
Accounts receivable	20,868	12,198
Prepaid expenses	1,726	-
Deposits	3,593	-
Fixed assets, net of accumulated depreciation of $734 and $106 at December 31, 2009 and 2008, respectively	3,829	2,015
Total assets	$ 98,014	$ 46,066
LIABILITIES		
Accounts payable and accrued expenses	$ 20,199	$ 7,629
Due to related party	2,044	3,291
Total liabilities	22,243	10,920
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock; $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	339,039	339,039
Due from related party	(24,815)	(24,815)
Retained deficit	(238,454)	(279,079)
Total stockholder's equity	75,771	35,146
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 98,014	$ 46,066

The Notes to Financial Statements are an integral part of these statements.

HAMILTON CLARK SECURITIES COMPANY
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenues		
Consulting and advisory fees, net	$ 643,212	$ 273,770
Total revenues	643,212	273,770
Operating expenses		
Employee compensation and benefits	417,475	187,750
Occupancy, operating and overhead costs	185,112	149,186
Total operating expenses	602,587	336,936
Operating income (loss)	40,625	(63,166)
Net realized and unrealized loss on investments	-	(20,139)
Income(loss) before provision for income taxes	40,625	(83,305)
Income tax benefit	-	-
Net income(loss)	$ 40,625	$ (83,305)

The Notes to Financial Statements are an integral part of these statements.

HAMILTON CLARK SECURITIES COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common stock	Additional paid in capital	Due from related party	Retained (deficit)	Total stockholder's equity
Balance, December 31, 2007	$ 1	$ 339,039	$ (24,815)	$ (195,774)	$ 118,451
Net loss	-	-	-	(83,305)	(83,305)
Balance, December 31, 2008	1	339,039	(24,815)	(279,079)	35,146
Net income	-	-	-	40,625	40,625
Balance, December 31, 2009	$ 1	$ 339,039	$ (24,815)	$ (238,454)	$ 75,771

The Notes to Financial Statements are
an integral part of these statements.

HAMILTON CLARK SECURITIES COMPANY
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income(loss)	$ 40,625	$ (83,305)
Adjustments to reconcile net income (loss) from operations to net cash provided by (used in) operating activities:		
Noncash items included in net income (loss):		
Depreciation	734	106
Net realized and unrealized loss from investment transactions	-	20,139
Proceeds from sale of investments	-	34,467
Changes in working capital assets and liabilities:		
Accounts receivable	(8,670)	1,507
Prepaid expenses	(1,726)	-
Deposits	(3,593)	-
Accounts payable and accrued expenses	12,570	5,110
Due to related party	(1,247)	3,291
Net cash provided by (used in) operating activities	38,693	(18,685)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(2,548)	(2,121)
Net cash used in investing activities	(2,548)	(2,121)
Increase (decrease) in cash and cash equivalents	36,145	(20,806)
Cash and cash equivalents, beginning of year	31,853	52,659
Cash and cash equivalents, end of year	$ 67,998	$ 31,853

The Notes to Financial Statements are an integral part of these statements.

HAMILTON CLARK SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND OPERATIONS

Hamilton Clark Securities Company (formerly Hamilton Clark & Co., formerly Dominion Financial Securities Company) (the Company) was incorporated in Delaware on January 24, 1990. During March 2004, Hamilton Clark & Co. LLC (formerly Venture Capital Advisors, LLC) acquired Dominion Financial Securities Company as a wholly-owned subsidiary under a purchase buyout agreement from Dominion Financial Partners, L.L.C. In March 2004, an amendment was approved to change the name of the Company to Hamilton Clark & Co.

In December 2009, an amendment was approved to change the name of the Company to Hamilton Clark Securities Company

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Effective February 14, 1996, the National Association of Securities Dealers (NASD), now FINRA, granted the Company's request to reduce its minimum net capital requirement from $50,000 to $5,000, which effectively limited the Company's operations to the distribution of private placements of debt and equity securities to institutional and other accredited investors.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Revenues for financial advisory fees are recognized over the term of the related engagement, while investment banking fees are recognized upon consummation of a transaction.

Receivables and Credit Policy

Accounts receivable, if any, are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

Statement of Cash Flows

For the purpose of reporting cash flows, the Company considers demand deposits in banks and short-term investments with a maturity of three months or less as cash and cash equivalents.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes. FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard. As of December 31, 2009, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on state income taxes in the statement of operations. For the year ended December 31, 2009, the Company had no interest and penalties on state income taxes.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Securities Transactions – Continued

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment securities are valued at fair value. Non readily marketable securities are valued at fair value based on management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time.

Fixed Assets

Fixed assets are comprised of a computer which is carried at cost less accumulated depreciation and amortization. Computers are depreciated on a straight-line basis over estimated useful life of five years. Depreciation expense totaled $734 and $106 for the years ended December 31, 2009 and 2008, respectively.

NOTE 3. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the Company's annual revenue. The percentage of revenues from major customers for the year ended December 31, 2009 and percentage of receivables due from major customers as of December 31, 2009 are as follows:

	Revenues	Receivables
Customer A	42%	0%
Customer B	26%	100%
Customer C	21%	0%
Total	89%	100%

NOTE 3. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS – CONTINUED

The percentage of revenues from major customers for the year ended December 31, 2008 and percentage of receivables due from major customers as of December 31, 2008 are as follows:

	Revenues	Receivables
Customer A	44%	93%
Customer D	21%	0%
Customer E	18%	0%
Customer F	11%	0%
Total	94%	93%

The Company maintains its cash account primarily in one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital is .33 to 1 and the net capital of $61,623 exceeds the minimum net capital required of $5,000.

NOTE 5. RELATED-PARTY TRANSACTIONS

The Company maintains its offices in the same physical facilities as those of the parent company, Hamilton Clark & Co. LLC. As of December 31, 2009, Hamilton Clark & Co. LLC owed the Company approximately $25,000 for funds forwarded to Hamilton Clark & Co. LLC in 2007 to repay a member loan. Since the repayment of this loan is uncertain, the amount has been recorded as a reduction of the Company's stockholder's equity.

NOTE 6. INCOME TAXES

The provision for income taxes consists of current and deferred taxes and differs from amounts that would be calculated by applying federal statutory rates to income before taxes, due to the effect of nontaxable and nondeductible items.

NOTE 6. INCOME TAXES – CONTINUED

Income tax benefit consists of the following:

	2009	2008
Current	$ -	$ -
Deferred	-	-
Total benefit	$ -	$ -

At December 31, 2009 and 2008, deferred tax assets have been recognized for the following temporary differences in tax and financial accounting for:

	2009	2008
Net operating loss carryforward	$ 2,200	$ 9,000
Excess capital losses over capital gains	12,300	12,300
Unrealized loss on investments	-	800
Net deferred tax asset	$ 14,500	$ 22,100

The deferred tax asset has been offset with a valuation allowance of $14,500 and $22,100 as of December 31, 2009 and 2008, respectively. At December 31, 2009, the Company had a net operating loss carry forward of approximately $5,000 which will expire in 2028.

NOTE 7. COMMITMENTS

Lease Commitments

The Company leases its office space under an operating lease. At December 31, 2009, future minimum rental commitments under the lease were as follows:

Year ending December 31,	
2010	$ 23,280

Rent expense totaled approximately $27,020 and $26,304 for the years ended December 31, 2009 and 2008, respectively.

HAMILTON CLARK SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE 8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2009 and 2008, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 9. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company operates pursuant to the exemptive provisions of paragraph k(2)(i) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and, as such, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 10. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued FASB ASC 105, "Generally Accepted Accounting Principles", which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of FASB ASC 105, the Company has updated references to generally accepted accounting principles in its financial statements issued for the period ended December 31, 2009. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.

NOTE 11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 17, 2010, which is the date the financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2009 that warrant additional disclosure.

SUPPLEMENTAL INFORMATION

HAMILTON CLARK SECURITIES COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2009

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK SECURITIES COMPANY as of DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			(1)	$ 75,771	3480
2.	Deduct ownership equity not allowable for Net Capital				(	3490
3.	Total ownership equity qualified for Net Capital				75,771	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities				75,771	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Note)	9,148	3540	(2)		
	B. Secured demand note deficiency	-	3590			
	C. Commodity futures contracts and spot commodities- Proprietary capital charges	-	3600			
	D. Other deductions and/or charges	-	3610		9,148	3620
7.	Other additions and/or allowable credits (List)				-	3630
8.	Net capital before haircuts on securities positions				66,623	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
	A. Contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings	-	3670			
	C. Trading and investment securities:					
	1. Exempted securities	-	3735			
	2. Debt securities	-	3733			
	3. Options	-	3730			
	4. Other securities	-	3734			
	D. Undue Concentration	-	3650			
	E. Other (List)	-	3736		-	3740
10.	Net Capital			(3)	$ 66,623	3750

SEE ATTACHED

HAMILTON CLARK SECURITIES COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK SECURITIES COMPANY as of DECEMBER 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)				$ 1,483	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)				$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)				$ 5,000	3760
14. Excess net capital (line 10 less 13)				$ 61,623	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)				$ 64,399	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition				22,243	3790
17. Add:					
A. Drafts for immediate credit	$	-	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-	3810		
C. Other unrecorded amounts (List)	$	-	3820	$ -	3830
19. Total aggregate indebtedness			(4)	$ 22,243	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)				33%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
.25 Excess net capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

HAMILTON CLARK SECURITIES COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2009

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT DUE TO THE FOLLOWING:

OWNERSHIP EQUITY FROM AUDITED STATEMENT	$ 75,771
ACCOUNTS RECEIVABLE	(20,960)
ACCRUED EXPENSES	10,000
TOTAL ADJUSTMENTS	(10,960)
EQUITY FROM FOCUS REPORT	$ 64,811

(2) NET CAPITAL RECONCILIATION

CAPITAL - PER FOCUS REPORT	$ 55,071
ADD HAIRCUTS FROM FOCUS REPORT	592
ADD ADJUSTMENTS	10,960
AUDITED NET CAPITAL	$ 66,623

(3) COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS - PER FOCUS REPORT	$ 12,336
ADJUSTMENTS	9,907
AUDITED AGGREGATE INDEBTEDNESS	$ 22,243

HAMILTON CLARK SECURITIES COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK SECURITIES COMPANY as of DECEMBER 31, 2009

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k) (1)---$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)---"Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k) (2)(B)---All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3)---Exempted by order of the Commission			4580

Note In the opinion of the management of Hamilton Clark Securities Company, conditions of the Company's exemption from Rule 15c3-3 were complied with for the year ended December 31, 2009.

weaver

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Hamilton Clark Securities Company

In planning and performing our audit of the financial statements of Hamilton Clark Securities Company (the Company) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P:(713) 850 8787 F:(713) 850 1673

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL L.L.P.

Houston, Texas
February 17, 2010

weaver

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Hamilton Clark Securities Company
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Hamilton Clark Securities Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Agreed the listed assessment payments in Form SIPC-7T with respective cash disbursement entries in the general ledger and copies of checks without exception.

2. Agreed the total revenues reported on the audited Form X-17A-5 for the year ended December 31, 2009, less the revenues reported on the unaudited Form X-17A-5 for the quarter ended March 31, 2009, with the total revenues reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting a difference of $1.

3. Noted no adjustments reported in Form SIPC-7T.

4. Footed the Form SIPC-7T and the related schedules and working papers without exception.

5. Noted no overpayment applied to the current assessment on Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P:(713) 850 8787 F:(713) 850 1673

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 17, 2010

SIPC-7T
(29-REV 12-09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15TH St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

SIPC-7T
(29-REV 12-09)

Transitional Assessment Reconciliation

(Read carefully the instruction in you working copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hamilton Clark & Co.
1701 Pennysylvania Avenue NW
Suite 300
Washington, DC 20006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John McKenna (202) 461-2252

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 1,236
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)		(332)
1/6/09 & 7/24/09 — Date Paid		
C. Less prior overpayment applied		
D. Assessment balance due or (overpayment)		904
E. Interest computed on late payment (see instruction E) for days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 904
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 904	
H. Overpayment carried forward		

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hamilton Clark & Co.
(Name of Corporation, Partner ship of other organization)

(Authorized Signature)

Designated Principal
(Title)

Dated the ______ day of ____________, 20_____ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009 **Eliminate cents**
2a, Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 494,533
2b, Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above,	
(2) Net loss from principal transactions in securities in trading accounts,	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a,	
(5) Net loss from management of or participation in the underwriting or distribution of securities,	
(6) Expenses other than advertising, printing, registration lees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities,	
(7) Net loss from securities in investment accounts,	
Total additions	$ -
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products,	
(2) Revenues from commodity transactions,	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,	
(4) Reimbursements for postage in connection with proxy solicitation,	
(5) Net gain from securities in investment accounts,	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date,	
(7) Direct expenses of printing advertising and legal lees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act),	
(8) Other revenue not related either directly or indirectly to the securities business, (See Instruction C):	$ -
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, $, _	
(ii) 40% of interest earned I}11 customers securities accounts (40% of FOCUS line 5, Code 3960), $, ------	
Enter the greater 01 line (i) or (ii)	
Total deductions	$ -
2d, SIPC Net Operating Revenues	$ 494,533
2e, General Assessment @ .0025	$ 1,236 (to page 1 but not less than $150 minimum)